Filed by Rockwell Collins, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Rockwell Collins, Inc.

Subject Company: B/E Aerospace, Inc.

SEC File No.: 0-18348

Date: November 21, 2016

ROCKWELL COLLINS INC. COMPANY CONFERENCE PRESENTATION NOV 17, 2016

Call Participants

EXECUTIVES

Patrick E. Allen

Chief Financial Officer and Senior

Vice President

ANALYSTS

David E. Strauss

UBS Investment Bank, Research

Division

Unknown Analyst

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Presentation

David E. Strauss

UBS Investment Bank, Research Division

Thank you. Good afternoon. Thanks for joining us, everyone here and on the webcast as well. I’m David Strauss, UBS aerospace and defense analyst, and we’re pleased to have Rockwell Collins with us here today. We have Patrick Allen, Senior Vice President and CFO; and Ryan Miller from — Vice President of Investor Relations.

So we’re going to go ahead and get kicked off with me asking some questions but please feel free to interject and I’d be happy to take questions from the audience. So Patrick, thanks for being here

Patrick E. Allen

Chief Financial Officer and Senior Vice President

Thanks, David.

Question and Answer

David E. Strauss

UBS Investment Bank, Research Division

Wanted to start talking about the existing business before we get into what the company might look like in the future with B/E Aerospace. Want to first talk about Commercial Systems and your guidance for fiscal ‘17. So I guess, where I was a little bit surprised was flat revenue guidance but it seems like you’re implying that margins will be relatively equivalent, pretty close to what we saw in ‘16. I actually thought margins would be down. Maybe if you could walk through, particularly on the margin side, some of the moving pieces there with R&D, preproduction amortization, business jet headwinds, just what overall Commercial Systems margins are going to look like in ‘17?

Patrick E. Allen

Chief Financial Officer and Senior Vice President

Sure. Now we didn’t guide to specifically the Commercial Systems margins, we guided the overall total company segment margins, and those are going to be relatively flat. But there may be a little bit of movement between the 2, 3 businesses, 2 larger businesses. On the Commercial Systems side, as you mentioned, flat revenue guidance. We’re seeing air transport growth being offset by business jet weakness, and the business jet weakness is actually going to be a little bit worse for us than the, I’ll say, the OEM rollout rate because I think there’s some inventory rationalization that needs to occur for us. So we’re actually going to see — if you look at just bizjet OE, it’s probably going to be down a couple of digits, kind of mid-teens, offset by some growth in the regional side of the ledger [ph], so bizjet business, regional being down high single digits, offset by the air transport growth. On the margin side, one of the things I talked about in the summer was that I saw this transition occurring between customer-funded and company-funded R&D, and that was going to be the headwind to margins this year. We’re really not seeing that. Our Commercial Systems group did a great job of negotiating their additional funding on some international programs. And so as we look at it today, I’d say that customer funding is probably going to be flat to slightly up. Company-funded is going to be flat to maybe slightly down, so it’s not going to be a major margin headwind for the Commercial Systems group. Now we will have the margin headwind and some incremental deferred amortization but the R&D story is a pretty good one.

David E. Strauss

UBS Investment Bank, Research Division

So how do we think about R&D maybe longer term? You’ve come — you used to have 10% kind of 10% of sales company-funded R&D. Today, it’s more like around 4%. What is the right level to think about company-funded versus customer-funded maybe from a longer-term perspective?

Patrick E. Allen

Chief Financial Officer and Senior Vice President

Yes, I do think longer term, the trend that I’d kind of foretold about ‘17 is going to happen. I think, we are going to see a transition away from customer-funded R&D, particularly as some of these large international programs wind down their development. And we’ll see a ramp up of customer-funded R&D — or company-funded R&D. But I don’t necessarily think it’s going to get all the way back to that 10% level. I’d probably say it’s probably settling in at more 6% to 8% probably.

David E. Strauss

UBS Investment Bank, Research Division

Okay. And then, longer term, how do we think about incremental margins at Commercial Systems? I think, the [indiscernible] kind of 50% incrementals and 30% to 40% with the higher amortization of the preproduction stuff coming through. And now, with all the moving pieces on R&D, what’s the right way to think about incremental margins at Commercial?

Patrick E. Allen

Chief Financial Officer and Senior Vice President

I still think 30% to 40% in a healthy growth environment if we were to think about it. There are more moving parts to consider. We talked about the R&D being an issue. The other thing that we saw, particularly last year, was the mix between product sales and customer-funded R&D because that comes at lower margin. But I’d say, generally, if you think about product sales, I think, 30% to 40% incremental margins is still the right way to think about it.

David E. Strauss

UBS Investment Bank, Research Division

Okay. Touching on the Government Systems side of the business. During the downturn, I was surprised to see that your Government Systems was actually down a lot more than a lot of the peers that I’d compare you guys do. How should we think about your Government Systems business as we head into potentially a pretty deepened defense [indiscernible] firm. What are the big moving pieces from a program perspective that could allow you to potentially outgrow the industry average growth rate?

Patrick E. Allen

Chief Financial Officer and Senior Vice President

So I’d say that if you think about the downturn over the last few years, I’d say the reason why we accelerated — our downturn was accelerated from some peers is probably our outsized exposure to our army programs. We saw a lot of programs terminated, a lot of development was terminated. Obviously, we had exposure with the Datapath business, which resulted in fairly accelerated declines in sales [indiscernible] slowed in the region. As we look going forward, where we’re exposed, I think, we’re in much better place. Obviously got a lot of aircraft programs, both existing and future programs, so things like C-130, the E-6 program, we’ve got KC-46 Tanker, we’ve got KC-390 in Brazil. So as those programs either get retrofit programs or those programs transition into production, that should transition us pretty well to grow and access to the market. And then, on the communication side, we’ve got really a couple of programs that I highlighted. One is the Joint Tactical Radio System program, Handheld, Manpack, Small Form Factor. That [indiscernible] we’re expecting toward the end of our fiscal year, with production going into ‘18. And we also have some other, I’ll say, more navigation-oriented programs, things like the Joint Precision Approach and Landing System for aircraft carriers. They have a range training system — range targeting system that I think could provide growth into the future. So I think, we’re pretty well-positioned for capturing the upside [indiscernible]

David E. Strauss

UBS Investment Bank, Research Division

And what, if anything, can you tell us about your role on [indiscernible] 21 on when that might be meaningful for you?

Patrick E. Allen

Chief Financial Officer and Senior Vice President

I would say we have a meaningful role on B-21. I don’t think we can say much more than that at this point but I think it’s going to be a steady program for us in time.

David E. Strauss

UBS Investment Bank, Research Division

Okay. Looks like out of Washington today, the Republican Party pushing this idea of rather coming to an agreement on the fiscal ‘17 budget, that we might have a 6-month continuing resolution. So maybe [indiscernible] continuing resolution is kind of a steady thing, a recurring theme that we see. Can you talk about how a CR, particularly if that [indiscernible] I think they’re talking March might impact you.

Patrick E. Allen

Chief Financial Officer and Senior Vice President

Yes, what we’ve said is if you look at — if we get a budget in place by that February, March time frame, we think there won’t be a big impact on Government System sales and we may see some sales slide toward the back half of the year but not a big impact on overall sales for Government Systems. That said, March CR is getting right to the point where it’s going to start impacting us and we’ve seen CRs extend out towards April and May, and we actually did see some impact on sales. I want to say, the last time we had a CR that went out in May, there was about a $50 million impact on the top line for Government Systems. Now I think [indiscernible] continue to February, March will probably be okay.

David E. Strauss

UBS Investment Bank, Research Division

Want to move on to the IMS business. Aircraft connectivity, you have a very strong position here. There’s a lot of players in this market. Maybe talk about exactly where your position is in front of — in the front of the airplane as well as in the cabin. What differentiates your portfolio relative to others and what [indiscernible] you might be missing [indiscernible] overall portfolio and going after a that market?

Patrick E. Allen

Chief Financial Officer and Senior Vice President

Well, I think from a connectivity perspective, I’m not sure we’re missing much in terms of capabilities. But as you look at our relative competitive position, I’d say from a [indiscernible] perspective, we’re just a little bit [indiscernible] because not only do we handle [indiscernible] limitations [indiscernible] to the ground, but then once it goes to the ground, being able to distribute it to the interested parties, the information, whether it’s [indiscernible], whether it’s maintenance data, whether it’s safety data — safety-related data, safety services, I think, we’re in very good position with respect to the [indiscernible] data. In the cabin, it’s a bit of a different story. There’s a lot of emerging competing technologies. We are a value-added reseller of the Global Express products for Inmarsat. Just recently announced a pretty significant win with respect to Global Express. We’re very excited about it. Really a major synergy between Rockwell Collins and ARINC. But it is still a very much emerging kind of the wild, wild west of aircraft because there are a lot of competing technologies, a lot of competing solutions. We really factor much in the way of cabin connectivity in our base plans [indiscernible] upside. And I think, we’re — our relationship with Inmarsat, feel pretty good about our ability to capture some of that upside.

David E. Strauss

UBS Investment Bank, Research Division

And incremental margin on that business, I think, in the past, you talked about 40% to 50% incrementals. I know you have the non-aerospace, non-aviation pieces kind of waive [ph] on those margins, but how should we think about [indiscernible] I think they’ve been averaging around 30% incremental since you acquired the business.

Patrick E. Allen

Chief Financial Officer and Senior Vice President

Yes, I think, if you — actually, if you run the fourth quarter of ‘15, there was an unusual contract adjustment that was pretty favorable. If you adjust for that, it would’ve — over 40%. But that said, you have to consider the mix and that 40% occurred in a time when that project or the business has been pretty flat. So to the extent that, that grows faster, it’s going to come at lower margin. But also some, I’d say, some of the new connectivity, like the Global Express, somewhat lower margins. So it’s probably in that 40% range, maybe a little bit below that.

David E. Strauss

UBS Investment Bank, Research Division

And how are you thinking about the non-aviation on a go-forward basis?

Patrick E. Allen

Chief Financial Officer and Senior Vice President

Yes, we looked at it and we feel pretty excited about it. I think, there are growth — there are plans in place to make that growth more steady. We view — there are actually synergy opportunities between the airport activity and what we’re doing on the aviation side as the passenger experience is more connected. So — and as it relates to the rail and [indiscernible] security, they leverage a lot of the same technology, same network capabilities that ARINC has deployed so effectively in the aviation space. So I think they’re very viable businesses. And what we need to do is make sure that we make them more consistent growers for it.

David E. Strauss

UBS Investment Bank, Research Division

Want to move on and talk about the B/E Aerospace acquisition. So one of the questions I get — I’ve gotten a lot from the investors is kind of how you look at this acquisition relative to levering up, potentially just buy back your own stock. At the time, you’re trading at around 10x EBITDA, teens, 13x EBITDA for B/E Aerospace. Obviously, maybe not as much accretion buying back your own stock for less risk from an end market standpoint. So how did you kind of evaluate the deal relative to levering up to buy back your own stock?

Patrick E. Allen

Chief Financial Officer and Senior Vice President

I think, EBITDA is one metric that we use to gauge the cost of the acquisition, but I think the mix case is a bit misleading because of these favorable tax positions. They’ve got a tax rate that’s between 22% and 24% right now. And as we continue to transition products to lower-cost, or lower-tax jurisdictions, that rate is set to go even lower, down around 20% or even lower in the planning period. So when you put kind of the tax affected EBITDA, because they’re much more attractive financial metrics, much more attractive from a financial perspective, something on the order of 15x share of 2018 earnings. So I think, that’s a — I do think it was a pretty compelling financial deal. Then you look at the deal from an ROIC perspective. And by 2019, we’re returning around our weighted average cost of capital, which is a very quick payback from our perspective. And then, obviously, we’re on a path to increase that return going forward. So all the financial metrics we feel very strong about. And then, as we started exploring the synergy opportunities, particularly the revenue synergy opportunities that aren’t even included in those numbers, that’s when it became a very compelling deal for us.

David E. Strauss

UBS Investment Bank, Research Division

So you touched on [indiscernible] I guess, I have a bunch of other questions but since you brought that up, so you mentioned you’re at 28%, 29% or so [indiscernible] mid-20s [indiscernible] going lower. What — as we model this business on a go-forward basis, how should we think about this tax rate?

Patrick E. Allen

Chief Financial Officer and Senior Vice President

The way I describe it is it start out of the gate with kind of a blended tax rate and then gradually declining over time to 25%.

David E. Strauss

UBS Investment Bank, Research Division

Okay. And how quickly might you see that?

Patrick E. Allen

Chief Financial Officer and Senior Vice President

I would say probably within a 3-year period.

David E. Strauss

UBS Investment Bank, Research Division

Okay. Obviously, with B/E Aerospace, it brings a lot of additional wide-body exposure. It sounds like you guys have stress-tested that. But I think, since the time that the deal was announced, Boeing has talked about talking triple [indiscernible] and lower potentially to about 3.5 months in terms of deliveries. Can you give us an idea of how you got comfortable with the wide-body exposure the [indiscernible] brings? And in terms of how you stress-tested it, how much downside were you looking at from a wide-body standpoint?

Patrick E. Allen

Chief Financial Officer and Senior Vice President

We did stress-test that, as you mentioned. And it passed those stress tests. We listed a variety of scenarios really predicated on traffic growth and feel very comfortable that the B/E acquisition looks good in all those scenarios. One of the things about the B/E acquisition that we really like is that it is, in our minds, less dependent upon the rollout rates for new aircraft because they’ve got a $12 billion installed base that is an opportunity for retrofit. And so if airlines are not taking delivery of new aircraft, they’ve got to retrofit their existing aircraft, and we’re seeing that, and we see that in the backlog of B/E. So in some ways, I think, it insulates us from the OEM delivery cycle pretty well. And so the impact of rate was actually not as significant as you might think of [indiscernible]

David E. Strauss

UBS Investment Bank, Research Division

And how much — when you look at kind of the wide-body retrofit price line, how much actual visibility is there today? I mean, what kind of lead times do we see in that type of [indiscernible]

Patrick E. Allen

Chief Financial Officer and Senior Vice President

I’d say, generally, 2 to 3 years.

David E. Strauss

UBS Investment Bank, Research Division

Okay. So you guys have obviously highlighted pretty attractive levels of accretion, double digit from EPS perspective. I think, you’ve recently talked about 30% kind of accretion from a free cash flow perspective. The thing I struggle with and I think a lot of investors do is at what level we should think about that accretion. You’ve obviously given some guidance for ‘17 but this is off of ‘18. Any way for us to think about off of what levels we might be talking about with regard to ‘18?

Patrick E. Allen

Chief Financial Officer and Senior Vice President

I think you asked this question before, so you’re try again. Well, first of all, I wanted to mention something about the 30% accretion number because I didn’t want to make it — I want to make it clear, it wasn’t just a free cash flow accretion, but it is a cash EPS. By cash EPS, I’m just taking the amortization, the deal amortization, adding it back in, come up with the 30%. It’s very significant.

David E. Strauss

UBS Investment Bank, Research Division

So you’re adjusting out the OEM amortization or you also adjusting out the positive purchase accounting?

Patrick E. Allen

Chief Financial Officer and Senior Vice President

Yes. So over 30% on that metric. It is still very nicely accretive from a free cash flow perspective but I wasn’t [indiscernible] quoting. As it relates to some level to ‘18 — our ‘18 base plan, as you know, David, you’ve been following us for a while, we don’t give guidance out. That’s — first of all, that’s specifically that far in advance of a year. Matter of fact, this year, we moved our guidance closer to the fiscal year just to remove some level of uncertainty. So I don’t want to get into forecasting a specific level of ‘18, but suffice it to say, we would expect growth from ‘17 to ‘18. And I think, regardless of what number you pick as the denominator, it’s going to be double-digit accretive from that denominator.

David E. Strauss

UBS Investment Bank, Research Division

And the positive purchase accounting adjustment, performing adjustments that you’re talking about, that is adjusting for the capitalized development costs of B/E Aerospace?

Patrick E. Allen

Chief Financial Officer and Senior Vice President

That is. Yes. They’ve got, I think, roughly $500 million associated with some SFE programs, specifically the 737 labs, the A350 galleys. That investment cycle is coming to a close. We look at their capitalization criteria, which is perfectly acceptable under GAAP, but it doesn’t quite match our capitalization criteria. And so in purchase accounting, we’re just going to eliminate that, and it would be an improvement to their forecasting results going forward. Starting at about $60 million in ‘18 and growing to about $90 million over the planning...

David E. Strauss

UBS Investment Bank, Research Division

Yes, I think, the balance is around $500 million.

Patrick E. Allen

Chief Financial Officer and Senior Vice President

Yes.

David E. Strauss

UBS Investment Bank, Research Division

And so, I think, when the deal — when you announced the deal, you were talking about a financing rate 3% to 3.5% [indiscernible] rates, we see rates have moved up from — if we were to kind of mark today, how do you feel about that?

Patrick E. Allen

Chief Financial Officer and Senior Vice President

We’re still in that range. I feel pretty comfortable in that range right now. We’ve got — still have ways to go before placing the debt, so we keep an eye on that, but right now, we’re still in the range.

David E. Strauss

UBS Investment Bank, Research Division

Okay. And on the intangible amortization side, I think, you’ve recently mentioned around $200 million, I think that’s — how much more work is to be done to finalize that number?

Patrick E. Allen

Chief Financial Officer and Senior Vice President

So you’d get another look at the amortization when we file our S-4, and that’s going to be next week, probably Tuesday, I believe. And so you’d get at least an initial crack. We’ve been working with a valuation firm to do an estimate. That estimate is by no means final, and we would expect further refinement. We’ve obviously got a year post-acquisition to finalize purchase accounting. Not sure if it’s going to take all that long, but our first crack at refining that estimate will be in the S-4 next week.

David E. Strauss

UBS Investment Bank, Research Division

Okay. And then, on fiscal — the fiscal ‘17 numbers, what related to the deal kind of from, I guess, from a non-accruing standpoint might be flowing through the fiscal ‘17 numbers? I think, your transaction cost and...

Patrick E. Allen

Chief Financial Officer and Senior Vice President

Yes. So there’s going to be pieces of it that are going to flow in different ways. Some that end up in purchase accounting. There’ll be some that end up at expense and there’ll be some actually incorporated into our debt as well. The expense piece, the last estimate I saw was probably about $30 million. Roughly 2/3 of it, I think, are going to be in this quarter and that’s things like the legal fees, the advisory fees, some of the bank fees.

David E. Strauss

UBS Investment Bank, Research Division

Okay. In relation to the election and the new administration, you have some facilities, I think, in Mexico.

Patrick E. Allen

Chief Financial Officer and Senior Vice President

We do.

David E. Strauss

UBS Investment Bank, Research Division

[indiscernible] different facilities in Mexico. Just want to ask you, I know it’s way early, but how are you thinking about that and potential ramifications on what exactly do you view in Mexico [indiscernible] in Mexico.

Patrick E. Allen

Chief Financial Officer and Senior Vice President

So what we do in Mexico, I think, it’s true of both B/E and Rockwell Collins as some final assembly work, a lot of cabling. And I don’t anticipate right now any impact to that. We weren’t — the Mexican facility, although very important to us, weren’t part of the synergy calculations. We’re focused more on moving product to Philippines and Northern Ireland. So unless there’s some impact to our ability to continue to manufacture in Mexico, which I don’t anticipate right now, I think, will be largely unaffected.

David E. Strauss

UBS Investment Bank, Research Division

Let me stop and see if there are any questions out there. Sam?

Unknown Analyst

[indiscernible] are being changed by technology, which part do you think are becoming more or less attractive from a differentiation or profitability standpoint moving forward? Is it changing which pieces of a cockpit you really value versus ones that maybe might becoming more commoditized?

Patrick E. Allen

Chief Financial Officer and Senior Vice President

So we’ve talked a lot about that. I’ll say, the information enablement of the cockpit and the cabin. And I think, that’s going to become a more and more important part of our story as pilots seek to have more real-time data to help them execute their mission. I think, that element of it is going to become more and more important. And fortunately, we’re a leader in information management, both in business jet and in commercial air transport. And I think you’ll see that as the next generation of aircraft grow and become a more important part of the whole aviation story.

David E. Strauss

UBS Investment Bank, Research Division

Other questions? I wanted to ask you about the preproduction amortization this year. I’ve read it’s going to pay much lower this year versus...

Patrick E. Allen

Chief Financial Officer and Senior Vice President

[indiscernible].

David E. Strauss

UBS Investment Bank, Research Division

Exactly. So how — I know it’s based on the delivery rates of those — of the aircraft or the aircraft types that [indiscernible] development costs relates to — it’s kind of consistently gone slid to the right.

Patrick E. Allen

Chief Financial Officer and Senior Vice President

Yes. And it is largely a function of rollout rates and the ramp and the pace of the ramp-up of things like the A350, the C Series, the global platforms. In addition, there’s some on the government side, some helicopter platforms. And as I look at — there’s about roughly $15 million reduction from our prior forecast. And I’d say, there isn’t any one program that’s more than a couple million dollars of that $15 million.

David E. Strauss

UBS Investment Bank, Research Division

Okay. On the mandates side, we hear a lot about TCAS, ADS-B, kind of all these different things, it’s hard to keep track of them all. Can you maybe just talk about mandates air transport versus business jet and kind of where we are in the cycle of those mandates coming through and benefiting you?

Patrick E. Allen

Chief Financial Officer and Senior Vice President

So the way I’d describe it is we’re seeing the very end of the TCAS mandates. Matter of fact, they really ended last year. And as we look at it, it’s going to be a headwind for the first half of this year, principally in the business jet arena, although a little bit in air transport as well. The ADS-B mandate is going to be a tailwind for us but probably not until the second half of the year. And you start seeing, in the beginning, early adoption of ADS-B. Again, I’d say, in this case, probably more concentrated in air transport than in Bizjet, but it will be in both segments. And then, from a HUD perspective, we’ve talked about this mandate in China, and it’s driven some really good growth in HUDs. There was a pause in the funding for these HUDs. I think, just recently, the funding was just recently put back in place. And so there’s probably going to be 3 to 6-month pause in HUD mandates, but again, I think, we’re going to see strong HUD mandates probably back half of our year, focused almost entirely on the air transport market. There are a lot of moving parts.

David E. Strauss

UBS Investment Bank, Research Division

Yes there are. It’s hard to keep track of when it’s benefiting or when the comp is difficult. 737 MAX, where are you in that ramp today? What is the — as you look at, say, what’s the biggest kind of incremental year for you in terms of impact to you guys positively, so both from a new equipment side and also from a sparing perspective?

Patrick E. Allen

Chief Financial Officer and Senior Vice President

Yes, the timing of the sparing is a little harder to predict. What I’d say is we’re really at the very beginnings of the 737 MAX ramp. Matter of fact, we haven’t been getting much revenue at all. I would anticipate that we would see some growth in the back half of the year as that program starts to ramp up. What we’ve said about this year is that the 737 MAX ramp is going to be basically offset by the reduction in the 777s. So not a big growth driver for us this year. But that ramp is going to be kind of steady over the next 3 years. And I’m not trying to pick out one as being particularly stronger than the rest. It will be a steady growth for the next 3 years as that 737 MAX ramps up and the 737 NG ramps down. And sparing is going to be a function of who’s taking the aircraft and what the timing of those sparing decisions are. I would anticipate we’ll start seeing some spares this year, probably accelerate over the next couple of years.

David E. Strauss

UBS Investment Bank, Research Division

Wanted to ask you on business jet. So obviously, you have the position on the Globals today. The Global 7000 and the 8000 looks like it’s going to happen. How do you think about the potential ramp on the Global 7000, 8000? Do you see that being upside? Or do you see that cannibalizing your existing global rates?

Patrick E. Allen

Chief Financial Officer and Senior Vice President

I think, it will be net upside. I think, there’s going to — they’ll probably be inevitable and they’ll be introducing new aircraft, there will be some level of cannibalization, but they are different aircraft for different missions. So I think, it’s going to be a net increase to our market share [indiscernible] delivery schedule.

David E. Strauss

UBS Investment Bank, Research Division

Any other questions out there? Phil?

Unknown Analyst

I think, it’s 3 years since you bought ARINC. And clearly, you’ve learned a lot since you’ve owned it. And would be interesting maybe at a more high level would be to hear perhaps a little bit more about your expectations going into that, what you’ve learned over those 3 years and what perhaps the things we should be looking out for as you try and complete this next acquisition?

Patrick E. Allen

Chief Financial Officer and Senior Vice President

Okay. yes. What I’d say in terms of lessons learned, a couple of things, one is we set out — ARINC was a bit of a different story than the B/E acquisition in that we didn’t have a lot of cost synergies built in. We did have revenue synergies. And we’ve largely achieved those revenue synergies from an ARINC perspective. A couple of things that may be surprised us a little bit. We didn’t — I’d say we didn’t fully appreciate the lumpy nature of the project-related business, the airports, the rail, the securities. So that was something that took us a little bit off guard. The other thing I’d say is we underestimated the level of cost synergies we’re going to be able to achieve. And so we — we’ve actually exceeded our cost synergy target. I’d say we’re pretty much on pace from a revenue synergy. As it relates to the, I’ll call it, the cultural integration of ARINC, one of the lessons learned by the company is making sure that we have an integration team in place as early as possible. And Kelly has already named a leader for that activity, and we’ve already got an integration office set up to help resolve some of the natural, cultural things, whether it’s benefits, whether it’s other things as the integration proceeds. I think that’s an important lesson learned from the ARINC acquisition for us.

David E. Strauss

UBS Investment Bank, Research Division

Wanted to ask you about back in Q3, you had called out Boeing for being behind in paying.

Patrick E. Allen

Chief Financial Officer and Senior Vice President

Yes.

David E. Strauss

UBS Investment Bank, Research Division

Given the focus on the B/E Aerospace announcement, we didn’t really have a chance to focus on that before, it does look like your receivable came in a bit in the fourth quarter, but can you talk about where things stand with Boeing and the pressure, I guess, their [indiscernible] slight changes to [indiscernible]

Patrick E. Allen

Chief Financial Officer and Senior Vice President

Yes. So we did have a situation in the third quarter where Boeing was somewhat delayed in payment, and we talked about that. And they get some attention both on the call as well as after the call. But it was really — we were really in the midst of negotiating revised payment terms with Boeing. They had wanted us to go from 30 days to 90 days. We agreed to do that. Now that includes a provision. They got an arrangement with a bank that enables us to accelerate that payment at a pretty nominal financing cost. And so what you’ll see in the 10-K, if you haven’t seen it already, is we did take advantage of that and accelerated payments related to Boeing to get back to that 30-day level. And so that is in place. We’ve negotiated that. So I don’t anticipate we’ll have that same causal in any future quarters.

David E. Strauss

UBS Investment Bank, Research Division

One last question for me on B/E. Their R&D levels are also very high, 10%, 11% of sales. How do you think about the opportunity to leverage R&D resources across? Doesn’t seem like you’ve highlighted that specifically in terms of a synergy opportunity, but how do you think about that?

Patrick E. Allen

Chief Financial Officer and Senior Vice President

I think, we certainly intend to continue heavily investing in their product line. I think there’s a lot of R&D overlap. Where I see the opportunity though is in our India Design Center. We’ve now got almost 1,000 engineers in India working and contributing greatly to our avionics development. B/E, I would describe as being not as mature on that curve, and so I think we can help accelerate the movement of engineering activity from the U.S. to India, and I think that could provide an opportunity for some cost savings and some efficiencies. But in terms of the aggregate level of effort on R&D, I don’t see that changing significantly under our watch.

David E. Strauss

UBS Investment Bank, Research Division

Okay. Last call for questions. All right. Thank you, Patrick.

Patrick E. Allen

Chief Financial Officer and Senior Vice President

Great. Thank you, David.

David E. Strauss

UBS Investment Bank, Research Division

Thank you.

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In connection with the proposed transaction, Rockwell Collins will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) for the stockholders of B/E Aerospace and Rockwell Collins to be filed with the SEC, and each will mail the Joint Proxy Statement/Prospectus to their respective stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document Rockwell Collins and/or B/E Aerospace may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY ROCKWELL COLLINS OR B/E AEROSPACE WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus (when available) will be mailed to stockholders of Rockwell Collins and B/E Aerospace. Investors and security holders will be able to obtain free copies of Joint Proxy Statement/Prospectus and other documents filed with the SEC by Rockwell Collins and/or B/E Aerospace through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Rockwell Collins with the SEC on Rockwell Collins’ internet website at http://www.rockwellcollins.com or by contacting Rockwell Collins’ Investor Relations at Rockwell Collins, 400 Collins Rd. NE, Cedar Rapids, IA 52498 or by calling (319) 295-7575. Investors and security holders will also be able to obtain free copies of the documents filed by B/E Aerospace with the SEC on B/E Aerospace’s internet website at

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